Exhibit D.9(b): Consent of Independent Registered Public Accounting Firms

We consent to the use in this Annual Report on Form 40-F of Canadian Imperial Bank of Commerce of our report dated November 27, 2002 on the consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended October 31, 2002 prior to the modifications in presentation described in the consolidated statement of changes in shareholders’ equity, the accounting policy for mortgage commitments disclosed in Note 1, disclosures in Note 17 and presentation of segmented information in Note 26 which were audited by the successor Independent Registered Public Accounting Firm, which appears in this Annual Report on Form 40-F.

/s/ Deloitte & Touche LLP Deloitte & Touche LLP Chartered Accountants Toronto, Canada November 27, 2002	/s/ PricewaterhouseCoopers LLP PricewaterhouseCoopers LLP Chartered Accountants Toronto, Canada November 27, 2002